UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to §240.13d-1(b), (c) and (d) and Amendments

Thereto Filed Pursuant to §240.13d-2

Under the Securities Exchange Act of 1934

GreenTree Hospitality Group Ltd.

(Name of Issuer)

Class A ordinary shares, par value $0.50 per share (traded in the form of American

Depositary Shares, each representing one Class A ordinary share)

(Title of Class of Securities)

G4102A 109

(CUSIP Number)

February 14, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4102A 109	SCHEDULE 13G	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alex S. Xu
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 91,352,208
	6.	Shared Voting Power 91,352,208
	7.	Sole Dispositive Power 91,352,208
	8.	Shared Dispositive Power 91,352,208

9.	Aggregate Amount Owned by Each Reporting Person 91,352,208
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented in Row (9) 90.0%
12.	Type of Reporting Person (See Instructions) IN

*	Based on 101,552,209 ordinary shares consisting of (i) 58,835,252 Class A ordinary shares, par value $0.50 per share, and (ii) 42,716,957 Class B ordinary shares, par value $0.50 per share issued and outstanding as of March 26, 2018, as reported on the Issuer’s Prospectus Filed Pursuant to Rule 424(b)(4) as filed with the SEC on March 27, 2018.

CUSIP No. G4102A 109	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer.

GreenTree Hospitality Group Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

2451 Hongqiao Road
Changning District,
Shanghai 200335
People’s Republic of China

Item 2(a).	Name of Person Filing.

Alex S. Xu

Item 2(b).	Address of Principal Business Office or, if None, Residence.

c/o GreenTree Hospitality Group Ltd.

2451 Hongqiao Road
Changning District,
Shanghai 200335
People’s Republic of China

Item 2(c).	Citizenship.

United States of America

Item 2(d).	Title of Class of Securities.

Class A ordinary shares, par value $0.50 per share, and Class B ordinary shares, par value $0.50 per share (together, the “Ordinary Shares”)

Item 2(e).	CUSIP Number.

G4102A 109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. G4102A 109	SCHEDULE 13G	Page 4 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of February 13, 2019, GreenTree Inns Hotel Management Group, Inc., a Cayman Islands company (“GTI”) directly owned 91,352,209 Ordinary Shares of the Issuer. Mr. Xu is considered to beneficially own all the shares held by GTI by virtue of (i) his director position on GTI’s 3-member board of directors; and (ii) his 83.9% voting power in GTI. As a result, Mr. Alex S. Xu has the power to (i) vote, or to direct the voting of, and (ii) dispose, or to direct the disposition of, all the shares held by GTI.

(b)	Percent of class:

90.0% as of February 13, 2019, based on 101,552,209 Ordinary Shares issued and outstanding as of March 26, 2018, as reported by the Issuer in its Prospectus Filed Pursuant to Rule 424(b)(4) as filed with the SEC on March 27, 2018.

(c)	Number of shares as to which such person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

As of February 13, 2019, in respect of each Reporting Person:

(i)	Sole power to vote or to direct the vote: 91,352,209
(ii)	Shared power to vote or to direct the vote: 91,352,209
(iii)	Sole power to dispose or to direct the disposition of: 91,352,209
(iv)	Shared power to dispose or to direct the disposition of: 91,352,209

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. G4102A 109	SCHEDULE 13G	Page 5 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Groups.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G4102A 109	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019	By:	/s/ Alex S. Xu
Alex S. Xu